BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

[redacted]

02069015

BAA

29 November 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA



Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

**Alison Livesley**
**Head of Investor Relations**



1/13

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 29 November 2002

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____________________
Signed

____________________
Name

____________________
Date

BAA

For immediate release

Friday 29 November 2002

**BAA RESPONSE TO CAA PROPOSALS**

BAA plc, the international airport group, said today that the Civil Aviation Authority's proposals for regulation of Heathrow, Gatwick and Stansted would in general give BAA the minimum necessary for its 11-year £8.1 billion investment programme (£7.7 billion over ten years), but called on the CAA to reconsider its proposal to substantially withdraw support for new spending on airport security.

BAA chief executive Mike Hodgkinson said: "The proposed level of charges will be a tough settlement, but it will enable us to set out on the investment programme to deliver Terminal 5 and other improved facilities at the south east airports – the investment programme the airlines and the country must have if the airports are to develop to meet their needs. This formula for airport charges provides the minimum required, with no room for manoeuvre.

"In view of the vital importance of airport security, the Competition Commission proposed that if BAA has to spend money on new airport security arrangements, we should be able to continue to recover 95% of the expenditure through airport charges (the S factor). We are surprised and dismayed that the CAA has ignored the Commission's view that 'given the critical importance of security at airports, we are not persuaded there is any reason to modify the current S factor at present.' We call on the CAA to reinstate the full 95% S factor when it publishes its final decision."

Mf.../



Corporate Affairs
130 Wilton Road, London SW1V 1LQ

For further information on BAA plc see www.baa.com

- Ends -

**Media enquiries:** **Steven Olivant/Caroline Corfield, BAA plc**
**Tel:+44 (0) 20 7932 6654**

**City enquiries:** **Alison Livesley, BAA plc**
**Tel: +44 (0) 20 7932 6692**